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                              August 4, 2023

       Dan Xie
       Chief Financial Officer
       UTStarcom Holdings Corporation
       4th Floor, South Wing, 368 Liuhe Road
       Binjiang District, Hangzhou 310052
       The People's Republic of China

                                                        Re: UTStarcom Holdings
Corporation
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-35216

       Dear Dan Xie:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 73

   1. Please provide the documentation required by Item 16I(a) of Form 20-F or tell us why you are not required to do
so. Please also supplementally describe the materials that were reviewed and tell us
whether you relied upon any legal opinions or third party
                                                        certifications such as
affidavits as the basis for your submission. In your response, please provide a similarly
detailed discussion of the materials reviewed and legal opinions or third party
certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and
(3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
                                                        affiliations with,
committees of the Chinese Communist Party factored into your determination. In
addition, please tell us whether you have relied upon third party
 Dan Xie
UTStarcom Holdings Corporation
August 4, 2023
Page 2
      certifications such as affidavits as the basis for your disclosure.
3. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China. Please note that
Item 16I(b)
      requires that you provide disclosures for yourself and all of your consolidated foreign operating entities.

             With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.
             With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-
3783 with any questions.




                                                              Sincerely,
FirstName LastNameDan Xie
                                                              Division of
Corporation Finance
Comapany NameUTStarcom Holdings Corporation
                                                              Disclosure Review
Program
August 4, 2023 Page 2
cc:       Lan Lou
FirstName LastName